Exhibit (a)(5)(iv)

EFiled: Jul 25 2008 3:59PM EDT Transaction ID 20805955 Case No. 3922-
IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

:
CITY OF DEARBORN HEIGHTS GENERAL	:
EMPLOYEES’ RETIREMENT SYSTEM,	:
on behalf of itself and all other similarly situated	:
shareholders of Genentech Incorporated, and	:
derivatively on behalf of Genentech Incorporated,	:
	:	C.A. No.
Plaintiff,	:
:
:
v.	:
:
ROCHE HOLDINGS AG; HERBERT BOYER;	:
WILLIAM BURNS; ERICH HUNZIKER;	:
JONATHAN KNOWLES; ARTHUR LEVINSON;	:
DEBRA REED; and CHARLES SANDERS;	:
:
Defendants;	:
-and-	:
:
GENENTECH INC.,	:
:
Nominal Defendant,	:
:
VERIFIED CLASS ACTION COMPLAINT
     Plaintiff City of Dearborn Heights General Employees’ Retirement System (“DHGERS”) (hereafter, “Plaintiff”) brings this action on behalf of itself and all similarly situated shareholders of Genentech Incorporated (NYSE: DNA) (hereafter, “Genentech” or the “Company”), and derivatively on behalf of Genentech, against Defendants Roche Holdings AG (hereafter, “Roche”) and members of Genentech’s board of directors (the “Board”) on account of an abandonment of fiduciary obligations and breaches of fiduciary duties, including lack of good faith and failure of proper disclosure, in connection with Roche’s acquisition of the remaining interest in the Company that it does not already own. The allegations of the Complaint are based on the personal knowledge of Plaintiff as to itself and on information and belief (including the investigation of counsel and review of publicly available information) as to all other matters stated herein.
NATURE AND SUMMARY OF THE ACTION
     1. By this action, brought on behalf of a class of current Genentech minority shareholders, Plaintiff seeks to prevent Roche (the 55.9% majority shareholder of Genentech) and the Board from unlawfully benefiting themselves by agreeing to sell the Company on the cheap to the majority shareholder Roche or, worse yet, by abandoning their fiduciaries duties entirely and delegating the crucial issue of a fair price for the sale of all Genentech shares to investment bankers.
     2. On July 21, 2008, Roche announced its intent to purchase the remaining interest in Genentech that it does not already own for slightly over $43.7 billion — a price that offers a very slight 8.8% premium to the current outstanding price of Genentech stock, and which represents a premium well below similar recent deals in the biotech industry involving companies not nearly as successful or coveted as Genentech. Large biotech companies, particularly those as impressive a drug pipeline as Genentech, typically change hands at a much higher premium. Thus, in actuality, the price offered by Roche is actually well below the market value of Genentech securities when the deal was announced, a view shared by the vast majority of industry analysts and the market. Indeed, the first trading day after the announcement of Roche’s lowball offer, the market reaction was swift, bidding the price of Genentech securities well above the $89 Roche offer to over to $94.
     3. Because Roche is the controlling shareholder of Genentech, Roche’s financial interests are directly adverse to the financial interests of Genentech’s minority shareholders. As its offer demonstrates, Roche wants to pay the lowest possible price to purchase the remaining shares of the Company. The Class of minority shareholders wants to obtain the maximum value for their shares. Under these circumstances, Roche has no protection from the business judgment rule and must act in accordance with Delaware’s stringent “entire fairness” standard in connection with its attempted buyout of minority shareholders. Under this standard, Roche must (but cannot) establish that the buyout is the result of a fair process that returns a fair price to the minority. Roche’s offer fails that test on its face.
     4. Beside the inadequate consideration, discussed in further detail below, the process is being controlled and directed by the potential acquirer instead of the Genentech Board. This is due, in part, to the composition of the Genentech Board (which includes three high-ranking Roche executives who dominate, among other things, the Board’s Nominating Committee) and, in part, to a pre-existing agreement between Roche and Genentech which essentially allows Roche to compel a merger deal at a price set by two investment banks, even without approval of a majority of the minority shareholders, and even without approval by independent Genentech directors. That agreement, which abdicates directorial authority over a non-delegable transaction (i.e., the sale of the company), is ultra vires and unenforceable under Delaware law.
     5. Roche’s offer to acquire all shares of Genentech that it does not already own is improper both in terms of fair process and fair price, and it should be enjoined, the Roche offer should be recinded, and/or damages should be awarded to the proposed Class.
JURISDICTION
     6. This Court has jurisdiction over this action pursuant to 10 Del. C. § 341.
PARTIES
     A. Plaintiff
     7. Plaintiff City of Dearborn Heights General Employees’ Retirement System (“DHGERS”) is a retirement system and institutional investor established by the City of Dearborn

Heights, Michigan to benefit its employees. DHGERS is a stockholder of Genentech, has been a stockholder of Genentech at all material times alleged in this Complaint, and will continue to be a stockholder of Genentech through the conclusion of this litigation.
     B. Defendants
     8. Defendant Roche Holdings AG (“Roche”) is a Swiss Company and the world’s largest maker of cancer drugs. Roche acquired a majority stake in Genentech in 1990 and it remains the majority stockholder, presently owning a 55.9% stake.
     9. Defendant Genentech Incorporated (“Genentech” or the “Company”) is a Delaware corporation headquartered in San Francisco, California. Founded more than thirty years ago, Genentech has risen to become one of the leading biotechnology companies in the world. The Company discovers, develops, manufactures and commercializes medicines to treat patients with unmet medical needs, mostly focused in the areas of oncology, immunology, disorders of tissue growth and repair, and neuroscience.
     10. Defendant Herbert W. Boyer, Ph.D. (“Boyer”) is the co-founder of Genentech and Professor Emeritus of Biochemistry and Biophysics, University of California, San Francisco. Defendant Boyer, currently retired, served as a director of Genentech from 1976 to June 1999, when he resigned from the Board in connection with the redemption of Genentech special common stock. He was reelected to the Board in September 1999. He served as a vice president of Genentech from 1976 to 1991. Boyer presently sits on every committee of the Board, including the Nominating Committee, Compensation Committee, Audit Committee, Executive Committee, and Corporate Governance Committee.
     11. Defendant William M. Burns (“Burns”) is Chief Executive Officer (“CEO”) of the Pharmaceuticals Division of Roche since January 2005, and a member of the Roche Corporate Executive Committee since 2000. Defendant Burns was elected a director of

Genentech in April 2004. From 2001 to December 2004, Burns served as Head of the Pharmaceuticals Division of The Roche Group. From 1998 to 2001, Burns served as head of Europe and International Business of Roche Pharmaceuticals. From 1991 to 1998, Burns served as global head of Strategic Marketing and Business Development for Roche Pharmaceuticals. Defendant Burns was designated by Roche to sit on the Genentech Board pursuant to an “affiliation agreement” between Roche and Genentech. Burns presently sits on the Board’s Nominating Committee, Compensation Committee, Executive Committee, and Corporate Governance Committee.
     12. Defendant Erich Hunziker (“Hunziker”) is Chief Financial Officer (“CFO”) of Roche and a member of its Corporate Executive Committee since 2001. Defendant Hunziker was elected director of Genentech in April 2004. In January 2005, Defendant Hunziker was appointed deputy head of the Executive Committee. Defendant Burns was designated by Roche to sit on the Genentech Board pursuant to an “affiliation agreement” between Roche and Genentech. Hunziker presently sits on the Board’s Nominating Committee, Compensation Committee, and Corporate Governance Committee.
     13. Defendant Jonathan K.C. Knowles, Ph.D. (“Knowles”) is President of Global Research of Roche and a member of its Corporate Executive Committee. Defendant Knowles joined Roche as head of global research in September 1997, and was elected a director of Genentech in February 1998. In January 1998, he became a member of the Corporate Executive Committee of Roche. Defendant Knowles was designated by Roche to sit on the Genentech Board pursuant to an “affiliation agreement” between Roche and Genentech. Knowles presently sits on the Board’s Compensation Committee and Corporate Governance Committee.
     14. Defendant Arthur D. Levinson, Ph.D. (“Levinson”) is the Chairman of the Board and CEO of Genentech. Levinson was appointed Chairman in September 1999 and was elected its CEO and a director of the Company in July 1995. Levinson sits on the Board’s Executive Committee.
     15. Defendant Debra L. Reed (“Reed”) is the President and CEO of San Diego Gas & Electric and Southern California Gas Co. Defendant Reed was elected as a director of Genentech in August 2005. Reed is purportedly an “independent” director and presently sits on the Board’s Audit Committee, Compensation Committee, and Corporate Governance Committee.
     16. Defendant Charles A. Sanders, M.D. (“Sanders”) is the former Chairman and CEO of Glaxo, Inc., an international pharmaceutical company, and presently serves as Lead Director of Genentech since February 2003. Sanders was elected a director of Genentech in August 1999. Sanders is purportedly an “independent” director and presently sits on the Board’s Audit Committee, Compensation Committee, and Corporate Governance Committee.
FACTUAL BACKGROUND
     A. Genentech’s Strength
     17. Genentech (NYSE: DNA) is a Delaware corporation headquartered in San Francisco, California. It is one of the leading biotechnology firms in the world, holding approximately 20.6% of global biotech market share. Amgen, the number one biotechnology company in terms of global market share holds less than 1% more market share than Genentech.
     18. Genentech has a strong and diverse pipeline of drugs, and according to its website has more than 100 projects in development. Its total operating revenues for 2007 were approximately $11.7 billion, an increase of 26 percent from 2006, with total U.S. product sales of approximately $8.5 billion, a 19 percent increase from 2006.
     19. Because of its pipeline, and its heavy commitment to and success with research and development of new molecules, Genentech is widely regarded as a solid growth company, with higher revenues expected to come. The Company reinvested approximately twenty-one percent of its operating revenues into research and development in 2007 — significantly more than the pharmaceutical industry average. As a result, Genentech’s development pipeline continues to grow (now numbering more than 100 projects) that includes both breakthrough innovations and potential new indications for existing products.
     20. Most recently, Genentech announced that it beat its second quarter 2008 estimates, with second-quarter profits rising 4.7 percent and revenues increasing 8 percent to $3.2 billion, led by U.S. sales of Avastin — a key revenue driver for the Company. First approved in 2004 for colon cancer and for lung malignancies two years later, Avasitin is now being studied against 20 tumor types worldwide.
     21. In February 2008, Avastin received FDA approval to treat breast cancer. In separate notes to investors, Lazard Capital Markets analyst Joel Sendek and Rodman & Renshaw’s Michael King said sales of Avastin were higher than expected (citing faster-than-expected growth in Avastin’s use as a breast cancer treatment) with the Company’s other big revenue drivers, Rituxan and Herceptin,1 also topping expectations. Genentech’s sales, and its share price, have been on the rise ever since.
     22. New data regarding the efficacy of Avastin in treating colon cancer, and other difficult to treat tumors, is expected to be released later this year, and it is anticipated that this new data might make Genentech even more valuable as Avastin grows into an even bigger blockbuster drug. By virtue of Roche’s majority ownership and Board memberships, Roche enjoys inside information as to the clinical trials underway, their progress, and the preliminary results of the studies, as well as having intimate, inside access to information on the more than 100 projects in Genentech’s pipeline. Such inside information allows Roche to take advantage of

[1]	Rituxan is approved as a treatment for non-Hodgkins lymphoma and rheumatoid arthritis while Herceptin treats breast cancer.

the market’s inability to appreciate or predict the future value of Genentech shares, allowing Roche the opportunity, which it has now seized, to buy low now while the market is still oblivious.
     B. The Roche Offer
     23. Roche is a global pharmaceutical company headquartered in Switzerland, and is the world’s largest maker of cancer drugs. Roche acquired a majority stake in Genentech in 1990 and remains Genentech’s majority stockholder with a 55.9% stake. Roche’s independent, organic growth and performance has been lackluster in recent years, and it is estimated that Roche presently gets 40% of its drug sale revenues from Genentech products.
     24. Because of Roche’s relationship with Genentech, Genentech has given Roche the highly-coveted and highly-profitable “first shot” at marketing any newly-approved Genentech drugs outside the U.S. — a particularly sweet deal for Roche with the blockbuster drugs like Avastin, Herceptin and Rituxan in Genentech’s portfolio. That deal, however, is set to expire in 2015, thereby allowing Genentech to offer its new compounds to other marketing partners.
     25. Roche has made clear that it would rather not be forced to renegotiate the soon-to-be-expiring marketing deal. Roche CEO Severin Schwan told analysts plainly that Roche would rather evade that “complicated process,” and Roche chairman Franz Humer noted the importance of the expiring agreement relative to the timing of the Roche offer, stating that “there are a number of green lights here. And one of the green lights is also the relationship of Euros/Swiss francs to the U.S. dollar, but that’s not the decisive one. There are other points, like 2015 coming closer. That’s the end of the current agreement, marketing agreement with Genentech.”
     26. Given Roche’s growing reliance on Genentech, the impending expiration of its sweetheart marketing agreement, and its inside knowledge of Genentech’s drug pipeline and clinical trial preliminary results, Roche now seeks to purchase the remaining shares of the Company for $89 per share in a deal valued at around $43.7 billion dollars. On account of the numerous Genentech strengths and Genentech’s various bargaining chips that the Genentech Board is more than capable of leveraging, the $89 price offer is grossly inadequate and unfair.
     27. Indeed, despite Genentech’s many strengths and valuable bargaining chips, the proposed purchase price offers only a slight 8.8% premium over the closing price of Genentech common stock the day prior to the announcement of the deal. When compared with recent similar deals involving other biotechnology companies that are neither as big nor successful as Genentech, the proposed purchase price appears particularly favorable to Roche, and particularly unfair to minority shareholders. For example, one Lehman Brothers analyst noted that a 30-day premium of 35% to 60% seen in other biotech deals would bring a $104 to $123 price, much higher than the $89 Roche offer. In addition, using the benchmark of AstraZeneca’s recent purchase of MedImmune with a price of 10.7 times sales, Genentech’s shares would be valued at $131.
     28. Commentary from analysts in the financial press also strongly suggests that Genentech is worth far more than the inadequate and unfair price being offered by Roche. An analyst at New-York based Harr believed that the Roche offer “substantially undervalues Genentech” and characterized it as “a lowball gambit.” A senior analyst at Sanford C. Bernstein & Co. thought Roche was being “opportunistic” and may have to raise the bid “well north of $100.” One editorial reported on Dow Jones cited a Lehman Brothers source who suggested Genentech should be valued at $120.
     29. Besides the prognostications of industry insiders, probably the best indication that Roche’s price is unfair is evidenced by the market reaction. Once the deal was announced,

Genentech’s stock price quickly shot past Roche’s offering price of $89 to trade above $94 - representing more than a $12 dollar increase (or 15%) from the prior day’s close.
     C. Roche Controls Genentech And The Merger Process
     30. Based on its voting power and power at the Board level, Roche has the ability to consummate the deal on terms favorable to it and detrimental to the interests of minority shareholders. Indeed, pursuant to an agreement that dates back almost 10 years, Roche can actually force a merger at a price that is opposed by a majority of the remaining non-Roche shareholders (i.e., a majority of the minority shareholders).
     31. Specifically, an Affiliation Agreement (the “Affiliation Agreement’) entered into between Roche and the Company dated as of July 22, 1999, as amended as of October 22, 1999 (which agreement remains in effect), specifically provides Roche with the ability to force a sale of the company at a price that is determined by investment banks:
SECTION 4.02. Business Combinations with Roche. Roche agrees to require, as a condition to consummation of any merger of the Company with Roche or an affiliate of Roche or a sale of all or substantially all of the assets of the Company to Roche or an affiliate of Roche, that (i) such merger or sale receive the favorable vote of a majority of the shares of Common Stock voted at any meeting or adjournment thereof not beneficially owned by Roche and its affiliates, provided that no PERSON (as such term is defined in Section 16(a) of the 1934 Act) or GROUP (as defined in Section 13(d) of the 1934 Act) shall be entitled to cast more than 5% of the votes cast at such meeting, or, in the event such a favorable vote is not obtained, (ii) the value of the consideration to be received by the holders of Common Stock other than Roche and its affiliates in connection with such merger or sale shall be equal to or greater than the average of the means of the ranges of fair values for the Common Stock as determined by two Investment Banks. ...
     32. Further, under the Affiliation Agreement, the Board of Genentech is barred from taking any action that “could impede or delay the exercise by Roche of any of its rights” thereunder:
SECTION 4.05. No Inconsistent Actions. The Company agrees not to take, and agrees to cause its directors to refrain from taking, any action which could impede or delay the exercise by Roche of any of its rights under this Agreement.

     33. Read together, Sections 4.02 and 4.05 of the Affiliation Agreement give Roche the right to force a sale of the company over the objections of the minority shareholders at a price to be determined by investment banks, and the Board of Genentech would be powerless to either force Roche to engage in good-faith negotiations, or to otherwise “impede” Roche’s ability to force the sale under the terms it dictates.
     34. In this regard, the Affiliation Agreement is contrary to Delaware law, which precludes directors from abdicating their fiduciary responsibilities to the Company and its minority shareholders by delegating to “investment banks” the authority to set the price of any acquisition by Roche, and from entering into any agreement that would restrict the Board’s ability to exercise their fiduciary duties in evaluating and responding to offers to purchase the Company.
     35. In addition to the problems evident on the face of this arrangement there are also significant structural problems associated with the Board’s ability to respond to Roche’s offer. Roche, for example, has three of its highest ranking employees presently sitting on Genentech’s seven-member Board, which (even if a special, independent committee of the Board is formed) compromises the integrity of the process and undermines the ability of the Board to properly evaluate the fairness of Roche’s offering price.
     36. The Roche-appointed directors, moreover, historically have served on and dominated the Nominating Committee of the Genentech Board. Thus, the so-called “independent directors” can look directly to Roche to thank them for their positions and possible continued employment with the combined Company. In other words, Roche has stacked the deck by using its position and influence at Genentech to appoint directors to the Genentech board that it anticipates will be sympathetic to, or compliant with, its interests.
     37. In addition to controlling any vote by virtue of its majority stake; controlling the directors, through nominating and voting dominance; and controlling the manner any merger is accomplished, by virtue of its ultra vires agreement that stripped the power of approval and acceptance of any offer from the Genentech Board and vesting such power in two yet-to-be-determined investment banks, Roche has long ago compromised the ability of minority shareholders to get competing offers or bids that could exponentially increase the price ultimately received for Genentech’s minority shares. This is because, in reality, competing offers from other firms are impossible without the specific approval of Roche.
     38. Section 2.01 of the Affiliation Agreement specifically requires approval of the Roche-appointed directors for any acquisition or merger of Genentech, regardless of the business judgment of the remaining directors:
SECTION 2.01. Roche Approval Required for Certain Actions. The approval of the directors designated by Roche pursuant to the Company’s bylaws shall be required to approve any of the following:
(a) the acquisition by the Company of any business or assets that would constitute a substantial portion of the business or assets of the Company, whether such acquisition be by merger or consolidation or the purchase of stock or assets or otherwise;
(b) the sale, lease, license, transfer or other disposal of all or a substantial portion of the business or assets of the Company other than in the ordinary course of business, other than any such sale, lease, license, transfer or other disposal which is subject to the other provisions hereof;
.  .  .
     39. Given Roche’s ability to dictate the terms of any merger between Roche and the Company, and the fact that Roche maintains a veto-power over Genentech’s Board that will prevent the Company’s Board from being able to consider, in compliance with their fiduciary duties, any offers from third parties other than Roche, Roche has taken virtually complete control over the price and the process.

     40. Roche’s Chairman Franz Humer summed up Roche’s view that it has no intention of offering a fair deal, because Roche has no reason to offer more, stating with respect to the Roche offer that “Genentech itself has no options” (emphasis added).
CLASS ACTION ALLEGATIONS
     41. Plaintiff brings this action pursuant to Rule 23 of the Rules of the Court of Chancery, individually and on behalf of all other current holders of Genentech’s common stock (except defendants herein and any persons, firm, trust, corporation or other entity related to or affiliated with them and their successors in interest) who are or will be threatened with injury arising from defendants’ wrongful actions, as more fully described herein (the “Class”).
     42. This action is properly maintainable as a class action for the following reasons:
          a. The Class is so numerous that joinder of all members is impractical. As of July 21, 2008, and at all relevant times herein, Genentech had outstanding over 1.05 billion shares of its common stock, held by individuals and entities too numerous to bring separate actions. Over 450 million shares are owned by non-Roche, minority interests. It is reasonable to assume that the minority holders of the Genentech common stock are geographically dispersed throughout the United States.
          b. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual class member. The common questions include, inter alia,
•	whether Roche, as majority shareholder, breached its fiduciary duties and other common law duties to minority shareholders of Genentech, by abusing its power to compel the sale of the Company at an unfair price;

•	whether the agreement between Roche and Genentech for the appraisal and automatic conveyance of Genentech’s outstanding stock to Roche is lawful and valid;

•	whether Roche and the Genentech Directors breached their fiduciary duties and other common law duties by entering into an illegal and ultra vires agreement that results in the abdication of the Board’s fiduciary duties to protect the interests of minority shareholders;
•	whether Roche and the Genentech Directors put their own financial interests ahead of the interests of Genentech minority shareholders;

•	whether Roche and the Genentech Directors breached their fiduciary duties by failing to engage in any good faith negotiation with potentially competing offerors to maximize the price for sale of the remaining shares of the Company;

•	whether Roche and the Genentech Directors failed to make adequate disclosures concerning inside information that would signal to the market that shares of Genentech were worth substantially more than the $89 offering price of Roche;

•	whether the Genentech Directors breached their fiduciary duties by ignoring or undervaluing Genentech’s most valuable assets and accepting a unfairly-priced deal to benefit themselves and the majority shareholder at the expense of the Company and its minority shareholders;

•	whether the Genentech Directors breached their fiduciary duties by agreeing improper deal protection provisions with Roche in connection with Roche’s prior investments in the Company, while at the same time seeking to advance the majority shareholders’ interests above those of minority shareholders;

•	whether the Roche and the Genentech Directors have fulfilled, or are capable of fulfilling, their fiduciary duties to Plaintiff and the other members of the Class, including its duties of entire fairness, fair dealing, fair price, loyalty, due care, and candor; and,

•	whether Roche and the Genentech Directors have disclosed all material facts in connection with the Proposed Transaction.
          c. Plaintiff is committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature. Plaintiff is a member of the Class, and Plaintiff’s claims are typical of the claims of the other members of the Class. Accordingly, Plaintiff is an adequate representative and will adequately protect the interests of the Class.
          d. Plaintiff anticipates that there will be no difficulty in the management of this litigation as a class action.

          e. Roche and the Genentech Directors have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.
          f. Plaintiff and the Class have suffered damages and will continue to suffer additional damages as a result of the acts and conduct of the Genentech Directors alleged herein.
          g. The prosecution of separate actions would create the risk of inconsistent or varying adjudications which would establish incompatible standards of conduct for the Defendants, and/or adjudications which would as a practical matter be dispositive of the interests of other members of the Class.
DERIVATIVE ALLEGATIONS
     43. Plaintiff brings Count III below derivatively to address injuries suffered by Genentech as a result of Roche’s and the Genentech’s Directors’ breaches of fiduciary duties.
     44. Plaintiff may simultaneously pursue direct class action claims on behalf of Genentech’s public shareholders and derivative claims on behalf of Genentech which are based on the same breaches of fiduciary duty by the Defendants.
     45. Demand on the Genentech Board of Directors to pursue the claims alleged herein is excused because a majority of the Board is not disinterested or independent, and the provisions of the Affiliation Agreement discussed above are illegal under Delaware law and therefore could not have been the product of the valid exercise of business judgment.
     46. The Genentech Board currently consists of seven directors: Defendants Boyer, Burns, Hunziker, Knowles, Levinson, Reed and Sanders. Of these, three directors are employed by Roche (Defendants Burns, Hunziker and Knowles). This leaves Defendants Boyer, Levinson, Reed and Sanders. However, Defendants Boyer, Levinson and Sanders each served on the Genentech Board at the time the Company entered into the Affiliation Agreement, and thus improperly abdicated their fiduciary responsibilities by ceding the responsibility for setting and evaluating the price of any potential acquisition of the Company by Roche to investment bankers. Thus, a majority of the present Board is unable to exercise independent and disinterested business judgment in responding to demand. A majority of the Board is either conflicted by virtue of their employment by Roche, or improperly abdicated their fiduciary responsibilities by entering into the Affiliation Agreement with Roche.
CLAIMS FOR RELIEF
COUNT I
(Class Action Claim For Breaches of Fiduciary Duty Against Roche and the Genentech
Directors)
     47. Plaintiff repeats and realleges each and every allegation above as if set forth in full herein.
     48. Roche (as majority shareholder) and the Genentech Directors owe the Class the utmost fiduciary duties of due care, good faith, and loyalty. Roche and the Genentech Directors also owe the Class the duty to disclose all facts material to their interests as shareholders and the offer proposed by Roche. The Genentech Directors are bound by their fiduciary duties to the Class to provide the Class with all information material to the Class members’ decision on whether to vote to accept Roche offer or not.
     49. As the controlling shareholder of Genentech, Roche’s financial interests are directly adverse to the financial interests of Genentech’s minority shareholders in connection with Roche’s offer to acquire all Genentech shares that it does not own. Roche wants to pay the lowest possible price to purchase the remaining shares of the Company. The Class of minority shareholders wants to obtain the maximum value for their shares. The Genentech Board is obligated by its fiduciary duties to maximize the price paid for Genentech shares in connection with the Roche offer.

     50. Roche must, but has not, acted in accordance with Delaware’s stringent “entire fairness” standard in connection with its attempted buyout of minority shareholders. Under this standard, Roche must (but cannot) establish that the buyout is the result of a fair process that returns a fair price to the minority. Roche’s offer is inadequate, and unfair, and since Roche has dominated and controlled the process, effectively controlling the Board and/or stripping it of its powers, Roche has breached its fiduciary duties.
     51. Roche (as majority shareholder) and the Genentech Directors have failed to fulfill their fiduciary duties in the proposed sale of control of Genentech.
     52. Plaintiff and the Class have been harmed by these breaches of fiduciary duty, as this transaction is their only chance to capture an adequate and fair control premium. Roche and the Genentech Board are attempting to squander that chance.
     53. Plaintiff and the Class have no adequate remedy at law.
COUNT II
(Class Claim For Breach of Fiduciary Duty Against Roche and The Genentech Board For
Entering Improper Agreements Ceding Merger Control to Roche)
     54. Plaintiff repeats and realleges each and every allegation above as if set forth in full herein.
     55. Roche (as majority shareholder) and the Genentech Directors owe the Class the utmost fiduciary duties of due care, good faith, and loyalty.
     56. Roche (as majority shareholder) and the Genentech Directors have breached those fiduciary duties by entering into an improper agreement, or series of agreements, whereby the Genentech Board has ceded control over any merger process or negotiation with Roche to Roche, the majority shareholder.

     57. The Affiliation Agreement that governs the Roche / Genentech relationship in connection with the Roche offer are invalid, illegal and ultra vires. Both Roche and the Genentech Directors breached their fiduciary duties by entering such agreement(s) and such agreement(s) should be declared invalid.
     58. Plaintiff and the Class have no adequate remedy at law.
COUNT III
(Derivative Claim For Breach of Fiduciary Duty Against Roche and The Genentech Board
For Entering Improper Agreements Ceding Merger Control to Roche)
     59. Plaintiff repeats and realleges each and every allegation above as if set forth in full herein.
     60. Roche (as majority shareholder) and the Genentech Directors owe the Class the utmost fiduciary duties of due care, good faith, and loyalty.
     61. Roche (as majority shareholder) and the Genentech Directors have breached those fiduciary duties by entering into an improper agreement, or series of agreements, whereby the Genentech Board has ceded control over any merger process or negotiation with Roche to Roche, the majority shareholder.
     62. The Affiliation Agreement that governs the Roche / Genentech relationship in connection with the Roche offer are invalid, illegal and ultra vires. Both Roche and the Genentech Directors breached their fiduciary duties by entering such agreement(s) and such agreement(s) should be declared invalid.
     63. Plaintiff has no adequate remedy at law.

RELIEF REQUESTED
     WHEREFORE, Plaintiff demands judgment follows:
          (a) Enjoining the Roche’s acquisition of Genetech;
          (b) Awarding the Class compensatory damages, together with pre- and post-judgment interest;
          (c) Finding Roche and the Genetech Directors liable for breaching their fiduciary duties to the Class and the Company;
          (d) Entering a Declaratory Judgment that the Affiliation Agreement is unenforceable, and does not prevent Genentech’s Directors from independently evaluating the merits of any merger proposal from Roche, and taking such actions as required in the exercise of their fiduciary duties to the Company and the Company’s minority stockholders with respect to their consideration of and the Company’s response to any such proposal from Roche.
          (e) Awarding Plaintiff the costs and disbursements of this action, including attorneys’, accountants’, and experts’ fees; and
          (f) Awarding such other and further relief as is just and equitable.

Dated: July 25, 2008	Respectfully submitted, GRANT & EISENHOFER P.A.
	By:	/s/ Jay W. Eisenhofer
Jay W. Eisenhofer (Del. I.D. No. 2864)
Michael J. Barry (Del. I.D. No. 4368)
1201 N. Market Street
Wilmington, DE 19801
Phone: 302-622-7000
Fax: 302-622-7100

Attorneys for Plaintiff City of Dearborn
Heights General Employees’ Retirement
System